Exhibit 99.2

CoinShares Shareholders Approve Authority to Repurchase up to 25% of Ordinary Shares and Adopt 2026 Equity Incentive Plan

September 16, 2026 | SAINT HELIER, Jersey — CoinShares PLC (“CoinShares” or the “Company”) (Nasdaq: CSHR), a leading global asset manager specialising in digital assets, today announced that shareholders approved all resolutions put to them at the Company’s Extraordinary General Meeting (the “EGM”) held on Tuesday, 15 September 2026, including authority for the Company to repurchase up to 25% of its outstanding ordinary shares and the adoption of the CoinShares PLC 2026 Equity Incentive Plan.

The repurchase authority provides the Board with an additional capital allocation tool. Based on approximately 131.8 million ordinary shares outstanding, the authority represents capacity to repurchase up to approximately 32.9 million ordinary shares. The authority conferred by this resolution will expire on September 15, 2031.

The authority establishes the maximum capacity available to the Board and does not require the Company to repurchase any specific number or value of shares. The Company does not currently expect to utilise the authority in full. Any decision to repurchase shares will take into account market conditions, the Company’s financial position, alternative uses of capital and applicable legal and regulatory requirements.

Shareholders also approved the adoption of the CoinShares PLC 2026 Equity Incentive Plan in its entirety. The Plan is designed to allow the previously approved equity pool to be implemented efficiently across the jurisdictions in which CoinShares operates, without increasing the number of shares reserved under the Plan.

Jean-Marie Mognetti, Co-Founder and Chief Executive Officer of CoinShares, commented:

“Shareholder approval gives us the flexibility to act when we believe the market price of CoinShares materially understates the long-term value of the business.

“We entered the second half with approximately $453 million of net assets, $413.9 million of Available Capital and no long-term debt. Our business also remained Segment EBITDA positive through a difficult first half for digital assets and continued to generate positive net inflows.

“We have operated through multiple digital asset cycles and understand the importance of maintaining a strong balance sheet. Capital also needs to earn an appropriate return. Where our shares trade at a material discount to what we believe is their intrinsic value, repurchasing our own equity can represent an attractive use of capital.

“We are not choosing between returning capital and investing for growth. Our balance sheet gives us the capacity to do both, and we will remain disciplined in allocating capital among organic growth, strategic opportunities and potential share repurchases. The same discipline applies to equity incentives: we want our people aligned with shareholders while remaining disciplined about dilution.”

Extraordinary General Meeting

The EGM was held as a virtual meeting on September 15, 2026, with voting on all resolutions conducted by way of a poll. All four resolutions, as set out in the notice of the EGM, were duly passed.

The full voting results will be made available on the Company’s Investor Relations website as soon as practicable and will be furnished to the U.S. Securities and Exchange Commission on a Report of Foreign Private Issuer on Form 6-K.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding potential share repurchases, capital allocation, market conditions, future growth opportunities, and CoinShares’ business and strategy.; and other statements identified by words such as “believes,” “expects,” “may,” and “will”. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Additional risk factors are described in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and other filings and submissions with the U.S. Securities and Exchange Commission. CoinShares does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

About CoinShares

CoinShares is a leading global asset manager specialising in digital assets, delivering a broad range of financial services across investment management, trading and securities to a wide array of clients, including corporations, financial institutions and individuals. Focusing on crypto since 2013, the firm is headquartered in Jersey, with offices in France, Sweden, Switzerland, the UK and the US.

CoinShares’ affiliated entities are regulated in Jersey by the Jersey Financial Services Commission, in France by the Autorité des marchés financiers, and in the US by the Securities and Exchange Commission, National Futures Association and Financial Industry Regulatory Authority. CoinShares is publicly listed on Nasdaq under the ticker CSHR.

Investor Relations | investor.coinshares.com | corporateir@coinshares.com